MILLAR WESTERN FOREST PRODUCTS LTD.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations
for the Three and Nine Months Ended September 30, 2013

The following management’s discussion and analysis (MD&A) of the financial condition and results of operations of Millar Western Forest Products Ltd. (“Millar Western” or “the Company” or “we” or “our”) is based upon and should be read in conjunction with our unaudited interim financial statements and the accompanying notes thereto included elsewhere in this Form 6-K and our 2012 annual MD&A and the 2012 audited financial statements and notes thereto included in our annual report filed on Form 20-F and available on EDGAR. The information in this MD&A is as of November 5, 2013.

Preparation and Presentation of Financial Information

We prepare our financial statements in accordance with International Financial Reporting Standards, which we refer to as IFRS, as issued by the International Accounting Standards Board. Details of the transition and reconciliation to previously released results are explained in previous financial statements. Readers should be aware that financial statements prepared in accordance with IFRS may differ in certain respects from financial statements prepared in accordance with U.S. generally accepted accounting principles, which we refer to as U.S. GAAP.

We present our financial statements in Canadian dollars. Except where otherwise indicated, all dollar amounts are expressed in Canadian dollars, references to “$” or “dollars” are to Canadian dollars and references to “US$” and “U.S. dollars” are to United States dollars.

Accounting estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the values recorded in the statements. On an ongoing basis, management reviews its estimates, including those related to useful lives for amortization, impairment of long-lived assets, certain accounts receivable, pension and other employee future benefit plans and asset retirement and deferred reforestation obligations, based upon currently available information. While it is possible that circumstances may arise that cause actual results to differ from these estimates, management does not believe it likely that any such differences will materially affect our financial condition.

Internal controls over financial reporting

During the quarter ended September 30, 2013, there were no changes in our internal controls over financial reporting that materially affected, or would be reasonably likely to materially affect, our reported results.

Non GAAP financial measures

Within this MD&A, management uses measures that do not have a standardized meaning as prescribed by IFRS and are therefore considered to be non-GAAP financial measures. We define “Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA)” as operating income plus unrealized other income or expenses, depreciation and amortization. Other income or expense includes both realized and unrealized gains and losses on foreign-exchange or commodity hedging, and foreign-exchange impacts on working capital balances, with only the realized portion of such income or expense being included in Adjusted EBITDA and both the realized and unrealized portion being included in the determination of operating earnings. In addition, we define “Cash Adjusted EBITDA” as Adjusted EBITDA plus gains or minus losses related to non-cash inventory valuation adjustments. Neither Adjusted EBITDA nor Cash Adjusted EBITDA is a measure of operating performance or liquidity under IFRS. Such terms, as used in this report, are not necessarily comparable with similarly titled measures of other companies. However, management calculates Adjusted EBITDA and Cash Adjusted EBITDA consistently from period to period. We believe that Adjusted EBITDA and Cash Adjusted EBITDA are useful in assessing our operating performance and as an indicator of our ability to service or incur indebtedness, make capital expenditures and finance working capital requirements. The items excluded from Adjusted EBITDA and Cash Adjusted EBITDA are significant in assessing our operating results and liquidity. Therefore, neither Adjusted EBITDA nor Cash Adjusted EBITDA should be considered in isolation or as an alternative to operating earnings, cash flow from operating activities or other combined income or cash flow data prepared in accordance with IFRS.

Forward-looking statements

Certain statements in this quarterly report on Form 6-K are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are not based on historical facts but, rather, on our current expectations and our projections about future events, including our current expectations regarding:

  the future demand for, and sales volumes of, our lumber and pulp products;
  future production volumes, efficiencies and operating costs;
  increases or decreases in the prices of our products;
  our future stability and growth prospects;
  our business strategies, the measures to implement those strategies and the benefits to be derived therefrom;
  our future profitability and capital needs, including capital expenditures;
  the outlook for and other future developments in our affairs or in the industries in which we participate; and
  the effect on us of new accounting releases.

These forward-looking statements generally can be identified by the use of statements that include words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “will”, “predicts”, “estimates”, “forecasts” or other similar words or phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements are subject to various risks, uncertainties and other factors that could cause our actual results to differ materially from the future results expressed or implied by the forward-looking statements. These risks and uncertainties are described under “Risk Factors” in Item 3: Key Information, in the Company’s 2012 annual report filed on Form 20-F and available on EDGAR.

Any written or oral forward-looking statements made by us or on our behalf are subject to these factors. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this quarterly report on Form 6-K may not occur. Actual results could differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our future results. Given these uncertainties, investors are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this report are made only as at the date of this report. We do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law.

General Information about the Company

Operations and sales

Millar Western is a privately owned, integrated forest products company active in northern Alberta, Canada, that produces and markets hardwood and softwood bleached chemi-thermo-mechanical pulp, or BCTMP, and softwood lumber.

We are headquartered in Edmonton and own and operate four production facilities: a BCTMP mill and a sawmill at an integrated complex in Whitecourt and sawmills in Boyle and Fox Creek. In 2012, we began construction of a bio-energy facility adjacent to the Whitecourt BCTMP mill that will convert organic matter in pulp-mill waste into energy for consumption by our pulp operations; completion and startup of the bio-energy facility are planned for 2014.

Our Whitecourt pulp mill produces hardwood, softwood and blended grades of pulp and has an annual production capacity of 320,000 air-dried metric tonnes (ADMT). Our BCTMP is sold internationally for use in the production of a diverse range of paper products, including coated and uncoated printing and writing papers, paperboard, specialty papers, tissue and toweling.

Our sawmills produce kiln-dried dimension lumber from spruce, pine and fir, or SPF, for the residential and commercial construction industries. We also produce higher-margin grades, such as machine-stress-rated, or MSR, lumber for load-bearing applications, as well as specialty products, such as decking. Our Whitecourt, Boyle and Fox Creek sawmills have annual capacities of 330 million board feet (MMFBM), 140 MMFBM and 120 MMFBM, respectively. Historically, our lumber has sold principally in Canada and the United States; however, China is now a regular destination for our products, and a small percentage of certain higher-margin grades is shipped to Japan.

Seasonality

We conduct the majority of our log harvesting and hauling in the winter months, creating a seasonal build-up of working capital. Harvesting usually begins in the fourth quarter, with the balance of harvesting and most hauling activities occurring in the first quarter of the following year. The build-up of log inventory is typically valued at approximately $45 million, with $5 million-$10 million worth of logs accumulated in the fourth quarter, depending on weather conditions, and the rest generally realized in the following year’s first quarter. These log inventories are consumed through the year and typically reach minimum levels in the third quarter. This seasonal working capital build-up and reduction has a significant impact on our liquidity through the year.

Fiber

Approximately 88% of the fiber required for our pulp mill and sawmill facilities is supplied from timber resources held under long-term agreements with the Government of Alberta or supplied through multiple-year agreements with other forest products companies, providing a high level of fiber-supply security and cost stability. We purchase the balance of our fiber requirements on the open market. Our fiber costs are subject to variation depending on factors including the period’s harvesting locations and delivery distances from forest to mill, weather conditions, and normal competitive market pressures related to our harvesting and hauling contractors. We pay fees, referred to as stumpage, to the Alberta government for all fiber harvested from government-owned lands. Stumpage rates are subject to escalation related to the market price of end products, but remained at the base rate throughout the current period.

In addition to deciduous logs, the Whitecourt pulp mill requires approximately 90,000 bone dry units of coniferous chips per year. This requirement is supplied entirely by chip residuals from our Whitecourt sawmill, with surplus chips sent to other manufacturers under multi-year fiber-exchange agreements.

All forest areas we harvest are reforested to the standards required under the Timber Management Regulations (Alberta). We employ progressive forest management practices aimed at enhancing timber yields while protecting diverse forest values and maintaining healthy forest ecosystems. To provide independent verification of the sustainability of our forest management activities and legality of our timber procurement systems, we have achieved certification under third-party audited, internationally-recognized environmental standards.

Energy and other key commodities

We use both electricity and natural gas as sources of energy in our pulp and lumber operations, and fluctuations in the cost of these inputs can have a significant impact on our cost of products sold.

In Alberta, the electrical energy market is not regulated, and pricing can and does fluctuate significantly. As a party in a power purchase syndicate, the Company has acquired long-term rights under a Power Purchase Arrangement to insulate our pulp and lumber operating segments from volatility in the electricity market. The benefit of these power purchase rights is allocated to each operating segment based on its electricity consumption.

Natural gas is supplied to our operations under annual supply contracts that are subject to market prices. From time to time, we manage our gas price exposure by entering into commodity-price forward contracts. We also have rights to a natural gas storage facility located in Saskatchewan that enable us to dampen seasonal market price variations by storing gas during periods of low gas pricing and withdrawing gas during periods of higher pricing.

Our Whitecourt pulp mill’s requirements for hydrogen peroxide and caustic, which are the main chemicals used in our pulp bleaching process, and other chemicals are supplied by major producers and covered by contracts of varying terms and conditions, providing some level of price stability.

Environmental matters

Our operations are regulated primarily by the Environmental Protection and Enhancement Act (Alberta) and the Fisheries Act (Canada). We have instituted environmental controls to monitor our operations to confirm they are in compliance with regulated parameters of both provincial and federal authorities. Our Whitecourt pulp mill does not use chlorine compounds and therefore does not generate any chlorinated by-products such as dioxins or furans. The pulp mill has an extended-aeration activated-biomass wastewater treatment system. The biomass produced as a waste product from the system is used as a soil conditioner on agricultural lands and as feedstock at a local biomass-fueled electrical generating station. Wood waste from the Whitecourt pulp mill and sawmill is sent to the same power station, to generate renewable electricity, and wood waste from the Boyle sawmill is sent to a neighboring pulp mill for energy generation. The Fox Creek mill currently disposes of its wood waste by incineration, but we are actively seeking alternatives for disposal or use of these byproducts.

The Whitecourt pulp mill is currently implementing a bio-energy project that will install anaerobic hybrid digesters in advance of the existing aerobic effluent treatment system, to produce a biogas that will be used to generate electricity. Besides reducing purchased energy costs and allowing for pulp production increases, the project is expected to significantly cut greenhouse gas emissions, reduce freshwater intake and improve the quality of treated wastewater discharged to a local river.

Results of Operations

Earnings overview

The following table sets out our financial results for the three and nine months ended September 30, 2013, the immediately prior quarter ended June 30, 2013, and the three and nine months ended September 30, 2012.

	Three months ended			Nine months ended
	Sep. 30/13	Jun. 30/13	Sep. 30/12	Sep. 30/13	Sep. 30/12
	(in millions)			(in millions)

Statements of earnings data:
Revenue	$94.3	$100.6	$85.0	$291.6	$249.5
Cost of products sold	65.0	64.2	56.7	196.9	180.8
Freight and other distribution costs	13.1	13.1	13.2	40.4	40.2
Depreciation and amortization	3.5	3.5	3.4	10.5	10.1
General and administration	3.6	6.3	3.5	13.4	10.6
Other expenses (income)	1.5	(15.7)	(0.3)	(11.0)	(1.2)
Operating earnings	$7.6	$29.2	$8.5	$41.4	$9.0
Foreign exchange gain (loss) on borrowings	4.5	(7.5)	7.3	(7.4)	7.1
Finance expenses	(5.0)	(5.4)	(5.0)	(15.7)	(15.3)
Net income (loss) before income taxes	$7.1	$16.3	$10.8	$18.3	$0.8
Income taxes (recovery) expense	0.6	6.0	0.8	6.4	(1.6)
Net income and comprehensive income	$6.5	$10.3	$10.0	$11.9	$2.4

Other data:
Average exchange rate (US$/C$1.00)[1]	0.966	0.978	1.004	0.979	0.997
Period end exchange rate (US$/C$1.00)	0.971	0.951	1.017	0.971	1.017

(1)

Average exchange rates are the daily noon Bank of Canada foreign-exchange rates, averaged over the period. Period end exchange rates are the closing Bank of Canada rate on the last business day of the period. The rates are set forth as U.S. dollars per C$1.00 and are the inverse of rates quoted by the Bank of Canada for Canadian dollars per US$1.00.

Our positive results this quarter reflected continued strength in the lumber market and our pulp segment’s steady performance in the face of a weakening in the overall pulp markets. The outlook for lumber remains encouraging over the long term and, for the short term, we have yet to experience the negative impacts of the usual seasonal slowdown in building activity. The outlook for the general pulp market is not as positive, but we continue to promote the technical advantages of our grade, BCTMP, and to search out end-use and geographic market options providing optimal price stability.

With approximately two thirds of our revenues denominated in U.S. funds, the weakening Canadian dollar contributed to improved sales realizations. This benefit was offset by increased finance and project costs, which are primarily denominated in U.S. dollars. The period-end exchange rate was higher than in the previous quarter, positively affecting the value of our U.S.-dollar-denominated debt.

Sales realizations for both segments met our expectations, given prevailing market conditions and the impact, in moving markets, of the normal time-lag between sales and shipments. At $94.3 million, revenue for the period was lower than in the previous quarter, reflecting weaker shipments and modestly lower pricing for our lumber segment, which outweighed the stable production and market returns for our pulp segment. Year-to-date, revenue of $291.6 million compared very favorably to revenue of $249.5 million recorded in the first nine months of last year, reflecting much improved lumber results and the continued steady performance of our pulp segment.

Pulp segment productivity was reduced by the mill’s annual maintenance shutdown and the lumber segment’s output was also affected by maintenance activities, but, year to date, all operations continued to perform consistently with expectations. At $65.0 million, cost of products sold was similar to the previous quarter, as increased maintenance expenditures offset cost reductions associated with lower output. Year-to-date cost of products sold was higher than in the first nine months of 2012, primarily reflecting increases associated with our log harvesting and hauling activities. Freight and other distribution costs were consistent with comparable periods, as were depreciation and amortization costs, with no significant changes in our depreciable assets. General and administration costs were also consistent with the same quarter one year ago, but declined compared to the previous period, when a larger provision had been made for profit sharing based on the period’s financial performance. Any payment made under this program will depend on year-end results.

Other income or expense includes both realized and unrealized gains and losses on currency and commodity derivative contracts, as well as foreign-exchange impacts on U.S.-dollar-denominated working capital balances. During the period, the weakening Canadian dollar had a minor positive impact on working capital balances, and results from our foreign-exchange hedging were largely neutral. The most significant impact on other income in the quarter came from our commodity derivative activities, in which unrealized, mark-to-market valuation decreases more than offset actual, realized (cash) gains on exercised positions.

The combined impact of the above factors on revenue and expense resulted in operating earnings of $7.6 million in the quarter and $41.4 million in the year to date. The results for the first nine months of 2013 compare very favorably to those recorded in the same period last year.

An increase in relative value of the Canadian dollar at period end had a $4.5 million positive impact on the translation of our U.S.-dollar-denominated long-term debt, which compares favorably to the $7.5 million loss in the previous quarter but unfavorably to the $7.3 million gain recorded in the same quarter last year. Year to date, the value of our U.S.-dollar-denominated long-term debt increased $7.4 million due to the weakening Canadian dollar.

At $5.0 million, financing expenses, which are largely denominated in U.S. dollars, were slightly lower in the quarter than in the previous period but matched those posted in the same quarter last year. At $15.7 million, financing expenses for the first nine months were comparable to the $15.3 million recorded for the same period in 2012, which is indicative of relative currency stability over the longer term, despite the variability evident quarter to quarter.

After a $0.6 million provision for income-tax expense, we posted net income of $6.5 million in the quarter, down significantly from the second quarter, which had benefited from large gains on derivatives contracts. Year-to-date net income of $11.9 million represents a significant improvement over the $2.4 million earned in the same period last year, reflecting both prevailing market conditions and contributions from our lumber hedging program.

	Three months ended			Nine months ended
	Sep. 30/13	Jun. 30/13	Sep. 30/12	Sep. 30/13	Sep. 30/12
	(in millions)			(in millions)
Adjusted EBITDA data:
Net income	$6.5	$10.3	$10.0	$11.9	$2.4
Add (subtract)
Income taxes expense (recovery)	0.6	6.0	0.8	6.4	(1.6)
Foreign exchange (gain) loss on borrowings	(4.5)	7.5	(7.3)	7.4	(7.1)
Finance expenses	5.0	5.4	5.0	15.7	15.3
Operating earnings	$7.6	$29.2	$8.5	$41.4	$9.0
Depreciation and amortization	3.5	3.5	3.4	10.5	10.1
Other unrealized expense (income)	3.9	(8.0)	(1.6)	(6.6)	(2.4)
Adjusted EBITDA	$15.0	$24.7	$10.3	$45.3	$16.7
Negative (positive) impact of inventory valuation adjustments	0.0	0.0	(0.8)	0.0	(1.9)
Cash Adjusted EBITDA	$15.0	$24.7	$9.5	$45.3	$14.8

We report Cash Adjusted EBITDA, defined as Adjusted EBITDA plus or minus adjustments related to non-cash inventory valuation, as a means of demonstrating cash generated by current operating activities. Inventory valuation adjustments are made to record both log and finished-product inventories at the lower of their cost to produce or their estimated net realizable market value. We calculate the adjustment by comparing known costs to an estimate of net realizable value that is based on the expected timing of sales and independent pricing forecasts. As price forecasts are highly volatile, these adjustments may be established and reversed on a regular basis.

The impact of such adjustments has been significant in recent years when, due to market volatility, inventory valuation adjustments have been commonplace, thus often impairing the effectiveness of Adjusted EBITDA as a consistent indicator of our financial operating performance and making Cash Adjusted EBITDA a more useful measure. Since the third quarter of 2012, however, no inventory valuation adjustments have been required; all inventories have been recorded at cost, and Adjusted and Cash Adjusted EBITDA amounts have been the same.

Operating results by business segment

Lumber

	Three months ended			Nine months ended
	Sep. 30/13	Jun. 30/13	Sep. 30/12	Sep. 30/13	Sep. 30/12

Production - SPF - MMFBM	113.7	118.8	114.7	351.1	350.4
Shipments - SPF - MMFBM	134.5	142.5	133.6	402.9	399.1
Benchmark price - SPF#2&Better, US$ per MFBM	$328	$334	$301	$351	$286

Revenue - millions	$45.2	$52.8	$41.8	$145.5	$114.6
Cost of products sold - millions	38.7	40.5	36.8	115.9	108.2
Inventory valuation adjustments - millions	0.0	0.0	(0.8)	0.0	(1.9)
Other realized income - millions	(2.9)	(7.0)	0.0	(3.6)	(0.5)
Adjusted EBITDA - millions	$9.4	$19.3	$5.8	$33.2	$8.8
Adjusted EBITDA margin - %	21%	37%	14%	23%	8%

Other unrealized (expense) income - millions	(4.0)	8.3	0.3	7.1	1.2
Depreciation and amortization - millions	(1.7)	(1.7)	(1.7)	(5.1)	(4.9)
Operating earnings - millions	$3.7	$25.9	$4.4	$35.2	$5.1

Capital expenditures - millions	$0.7	$0.4	$0.3	$1.8	$3.9

The lumber market rebounded in the third quarter from a sharp downturn at the end of the second quarter on sustained demand from U.S., Canadian and Chinese customers. As noted in previous quarters, the long-term, secular improvement in the market will be affected by normal, seasonal factors, as well as by the impact of large but inconsistent purchases from China, and general economic dynamics. These forces were evident during the first half of the year, when benchmark pricing varied by more than US$120/thousand foot board measure (MFBM). Though not as severe, pricing fluctuations in the current quarter were considerable, with the benchmark pricing shifting by as much as US$30/MFBM in either direction several times during the three-month period. Prices remained relatively strong through to the end of the period, however, running counter to the market softening that typically starts at the end of the third quarter in response to seasonal declines in building activity.

Although the market did rebound from the significant drop experienced in the second quarter, the average benchmark price declined US$6/MFBM, or 1.8%, quarter to quarter. Compared to the same quarter last year, the average benchmark was US$27/MFBM, or 9.0%, higher, while year-to-date benchmark pricing improved US$65/MFBM, or more than 23%, over the same period last year. These market movements, supported by a modestly weakening Canadian dollar, were carried over into our per-unit sales realizations, though the normal lag between sales and shipments accentuated the decline quarter to quarter, with per-unit realizations falling $34/MFBM, or 9%. The impact of the sales-to-shipment lag had also been seen in the previous quarter, when benchmark grades fell US$56/MFBM, or 14%, while per-unit sales realizations were off only $7/MFBM, or less than 2%. Year-over-year comparisons show dramatic market improvement, with sales realizations up $23/MFBM, or more than 7%, for the quarter, and $74/MFBM, or nearly 26%, for the first nine months.

At 113.7 million foot board measure (MMFBM), the segment’s lumber output decreased 4% compared to the previous quarter. This decline was the result of a number of operational factors, including scheduled and unscheduled maintenance activities. Year to date production of 351.1 MMFBM was consistent with the 350.4 MMFBM produced in the first nine months of 2012. At 134.5 MMFBM, shipments fell from the 142.5 MMFBM recorded in the previous quarter, when prior transportation shortages were eased and shipments surged, but essentially matched shipments of 133.6 MMFBM in the same quarter of last year. Shipments of 402.9 MMFBM for the first nine months of the year more than matched last year’s levels of 399.1 MMFBM.

At $45.2 million, segment revenue was down from the $52.8 million recorded in the previous quarter, which had benefitted from both increased shipment volumes and higher sales realizations. Revenue was improved from the same period last year, however, on similar shipments and much stronger sales realizations. The same factors also contributed to the improvement in year-to-date revenue, which, at $145.5 million, compared very favorably to the $114.6 million recorded in the same nine-month period last year. A quarter-to-quarter decline in cost of products sold reflected lower output, as per-unit costs were largely unchanged. Year-over-year, cost of products sold rose on a per-unit basis, largely due to log, energy and freight expenses, as well as to the absence of the inventory valuation write-ups that had benefited the comparable periods. We expect per-unit costs to continue rising as we finish the year, and to see further cost inflation of $5-10/MMFBM in 2014. This rise will largely reflect higher fiber costs associated with the Province of Alberta’s Healthy Pine Forest Strategy, which, as reported in previous periods, will require us to harvest trees at an average distance from our mills that is greater than historical norms.

Other realized income of $2.9 million in the quarter largely represented a contribution from the lumber hedging position we entered into earlier in the year. We continue to have a very modest derivative position for the balance of the year. Year to date, our lumber hedging activities have contributed $3.4 million of the $3.6 million in other realized income, with the balance attributed to foreign-exchange impacts on working-capital balances. The strategy of forward-selling lumber through the derivative market at opportune times continues to provide a positive contribution to, and steadying effect on, segment results.

With improved sales realizations outpacing cost inflation, the lumber segment realized $9.4 million in Adjusted EBITDA for the quarter and $33.2 million in the year to date, both of which are sharp improvements over the comparable periods last year.

Other unrealized losses of $4.0 million largely reflected the period-end, mark-to-market revaluation of our hedging positions, made as the cash market improved at the end of the period. The year-to-date gain of $7.1 million offset a year-end loss of similar magnitude on the original positions. Contributing to other unrealized gains in the comparable periods last year was the positive impact of a drop in value of the Canadian dollar on U.S.-dollar-denominated receivables.

After accounting for depreciation and amortization, the segment recorded operating earnings of $3.7 million, comparing unfavorably to the $25.9 million realized in the previous quarter, which had benefitted significantly from contributions from our derivative positions, but similar to the $4.4 million earned in the same quarter last year. Year-to-date operating earnings of $35.2 million compare very favorably to the $5.1 million posted for the same period last year and are indicative of the market’s much stronger performance year over year, as well as the contributions from lumber hedging.

Capital expenditures of $0.7 million in the quarter were limited to maintenance-of-business activities, as was the case in the comparable quarters of this year and last. Year-to-date capital expenditures of $1.8 million compare favorably to the same period last year, which had included a $2.0 million expense associated with completion of the planer upgrade at the Fox Creek operation. We expect maintenance-of-business capital expenditures to total approximately $2.0 million in 2013, with a further $1.0 - $2.0 million in capital allocated to small, high-return projects.

Pulp
	Three months ended			Nine months ended
	Sep. 30/13	Jun. 30/13	Sep. 30/12	Sep. 30/13	Sep. 30/12

Production - BCTMP - thousands of ADMT	75.4	82.9	78.4	239.9	237.7
Shipments - BCTMP - thousands of ADMT	83.4	81.0	77.0	253.7	241.1
Benchmark price - NBSK, US$ per tonne	$947	$937	$853	$927	$874
Benchmark price - BEK, US$ per tonne	$785	$818	$758	$799	$751

Revenue - millions	$49.0	$47.7	$43.1	$145.8	$134.6
Cost of products sold - millions	39.3	36.7	34.0	121.3	114.8
Other realized expense (income) - millions	0.7	(0.6)	1.2	(0.5)	1.6
Adjusted EBITDA - millions	$9.0	$11.6	$7.9	$25.0	$18.2
Adjusted EBITDA margin - %	18%	24%	18%	17%	14%

Other unrealized income (expense) - millions	0.1	(0.2)	1.3	(0.4)	1.3
Depreciation and amortization - millions	(1.8)	(1.8)	(1.8)	(5.3)	(5.2)
Operating earnings - millions	$7.3	$9.6	$7.4	$19.3	$14.3

Capital expenditures - millions	$1.1	$0.6	$5.3	$6.6	$6.1

The weakening of the market for hardwood pulp grades continued in the quarter, with the price of benchmark bleached eucalyptus kraft (BEK) declining 4% from the previous quarter. Prices for benchmark softwood kraft (NBSK), on the other hand, held their own. As has been the case for more than two years, per-unit sales realizations for our BCTMP remained essentially flat during the period, with the quarter’s pricing hovering at the upper end of a now established $30-40 price range. It is anticipated that the downward market trend for hardwood kraft grades will continue, as three new South American operations are expected to come on stream over the next three quarters, adding an estimated three million tonnes of annual capacity. Though both NBSK and BCTMP provide functional advantages to specific paper grades, both are likely to feel the impact of the overall negative market outlook, which will weigh heavily on pricing.

At 75.4 thousand tonnes, segment production was lower than the 82.9 thousand tonnes generated in the previous quarter, largely due to the impact of the mill’s annual maintenance shutdown. This year, the shutdown was moved from the second quarter to the third quarter to facilitate the installation of tie-ins between the mill and the bio-energy project (BEP). Year-to-date production of 239.9 thousand tonnes is comparable to the 237.7 thousand tonnes produced during the same nine-month period last year.

Shipments of 83.4 thousand tonnes were consistent with the first and second quarters of the year. With production lower due to the maintenance shutdown, finished product inventories were drawn down. We expect inventories to be restored to more normal levels in the next quarter, in part to make up for this quarter’s reduced output but also reflecting anticipated seasonal shifts in year-end shipping schedules.

Segment revenue of $49.0 million in the quarter and $145.8 million in the year to date reflect improved shipments and/or sales realizations against comparable periods. Pulp segment cost of products sold was higher than in the previous quarter, reflecting additional costs related to the annual maintenance shutdown this quarter and the very favorable contribution made by energy management activities last quarter. The increase in year-to-date cost of products sold compared to the same period last year was entirely due to the increase in output, as per unit costs were essentially unchanged.

Improved sales realizations and shipments, together with stable costs, resulted in $9.0 million in Adjusted EBITDA for the quarter and $25.0 million year to date, both of which are significant improvements over comparable periods last year. After taking into account depreciation and amortization, we recorded operating earnings of $7.3 million for the period and $19.3 million year to date.

Segment capital expenditures of $1.1 million largely reflected maintenance-of-business investments and were similar to comparable periods. A further $10.2 million was spent on the BEP project; however, there was no impact on property, plant and equipment, as these expenditures were covered by grant funds either received in the quarter or previously received.

Capital expenditures for maintenance-of-business activities or smaller, high-return projects are expected to continue at the trend level of approximately $1 million in the coming quarter, and quarterly through next year.

The BEP is not progressing according to plan. Having been advised by the engineering, procurement and construction (EPC) contractor that they would be unable to complete the project either on time or on budget, we served the contractor with notice of default of contract on October 4, 2013. Not having received a remedial plan to bring the project back into the planned timeline or budget within the subsequent period defined under our contract, we deemed the contract to be in default as of October 22 and, effective November 6, 2013, will be in a position to take the project over in all its rights and obligations.

At the outset of the project, we had required the EPC contractor to post standby letters of credit in the total amount of US$7.5 million. We have received these funds, and they will be used to offset additional completion costs. However, we expect cost overruns to exceed this amount.

Of the $42 million project budget, $33 million has been expended to date. The majority of the project equipment has been procured, and the equipment purchases have been largely on budget. However, only about one third of the erection work is completed and the cost of construction is running considerably higher than the EPC contractor had budgeted.

We are currently assessing project status and identifying the steps needed for completion. We do not have a firm estimate at this time as to the final costs or schedule, but will have a detailed plan in place ahead of the spring 2014 construction season.

Despite the construction challenges encountered to date, we remain confident in anticipating significant economic and environmental benefits to flow from the BEP and committed to successful completion of the project and start-up of the bio-energy plant in 2014.

Corporate and other

	Three months ended			Nine months ended
	Sep. 30/13	Jun. 30/13	Sep. 30/12	Sep. 30/13	Sep. 30/12
	(in millions)			(in millions)

Revenue	$0.1	$0.1	$0.1	$0.3	$0.3
General and administration	3.7	6.4	3.5	13.5	10.6
Other realized income	(0.2)	0.0	0.0	(0.2)	0.0
Adjusted EBITDA	$(3.4)	$(6.3)	$(3.4)	$(13.0)	$(10.3)
Depreciation and amortization	0.0	(0.1)	0.0	(0.1)	(0.1)
Operating loss	$(3.4)	$(6.4)	$(3.4)	$(13.1)	$(10.4)

Capital expenditures	$0.8	$0.1	$0.1	$1.0	$0.3

The corporate and other segment recorded a $3.4 million operating loss, which included a $0.3 million provision for profit sharing. Our profit-sharing program allocates to the profit-sharing pool 10% of earnings before taxes, excluding foreign-exchange impacts related to the U.S.-dollar-denominated long-term debt and any extraordinary items. The previous quarter had a profit-sharing provision of $2.6 million, captured in the operating loss of $6.4 million. Without these provisions, the segment’s operating loss for the current period would compare favorably to the previous quarter and same period last year. Likewise, the year-to-date operating loss of $13.1 million includes $2.9 million for profit sharing, without which the period’s operating loss would have been modestly improved compared to the first nine months of last year. Given the current market outlook, further similar profit-sharing provisions may be made in future periods.

Summary of financial position

		As at
	Sep. 30/13	Jun. 30/13	Sep. 30/12

Cash	$45.8	$38.9	$30.0
Restricted cash	0.6	7.3	0.0
Current assets	157.9	165.0	141.2
Current liabilities	40.8	47.0	50.8
Ratio of current assets to current liabilities	3.9	3.5	2.8
Financial liabilities - borrowings	232.1	236.8	215.0
Shareholder's equity	83.7	78.0	83.6

We ended the period with $45.8 million in cash, $0.6 million of which was restricted for use on the BEP in accordance with the government grant agreements under which it was provided. There were no additional borrowings made for the project, the total borrowings for which remained $7.9 million at the quarter end. Likewise, there were no borrowings made on our revolving operating facility in the quarter.

Changes in financial position

	Three months ended			Nine months ended
	Sep. 30/13	Jun. 30/13	Sep. 30/12	Sep. 30/13	Sep. 30/12
				(in millions)
Selected cash flow items
Operating activities:
Cash provided by operating activities	$15.2	$24.3	$9.8	$44.6	$15.4
Net reforestation	(3.1)	0.4	(2.4)	(1.0)	(0.7)
Net change in non-cash working capital items	3.0	21.4	10.0	(7.5)	10.2
	15.1	46.1	17.4	36.1	24.9
Investing activities:
Additions to property plant and equipment	(12.5)	(5.6)	(5.7)	(23.8)	(10.3)
Investing activities in working capital	4.9	(2.5)	4.4	5.2	4.7
Receipt of government grants	10.2	4.4	0.0	14.7	0.0
Decrease in restricted cash	0.0	4.5	0.0	7.0	0.0
Other	0.0	0.0	0.1	0.0	0.2
	2.6	0.8	(1.2)	3.1	(5.4)
Financing activities:
Increase in borrowings	0.0	0.0	0.0	11.6	0.0
Repayment of borrowings	(0.2)	(8.2)	(0.2)	(8.8)	(0.7)
Finance expenses paid	(9.7)	(0.6)	(9.4)	(20.1)	(19.6)
Dividends	(0.8)	0.0	0.0	(0.8)	(0.8)
	(10.7)	(8.8)	(9.6)	(18.1)	(21.1)

Increase (decrease) in cash	$7.0	$38.1	$6.6	$21.1	$(1.6)

Opening Cash	$38.9	$0.7	$23.4	$24.7	$31.6
Closing Cash	$45.8	$38.9	$30.0	$45.8	$30.0

Cash and cash equivalents	$45.8	$38.9	$30.0	$45.8	$30.0
Restricted cash	0.6	7.3	9.5	0.6	9.5
Total cash	$46.4	$46.2	$39.5	$46.4	$39.5

Operations generated $15.2 million in cash during the quarter, down from the $24.3 million provided in the previous period but up significantly from the $9.8 million contributed in the same quarter last year. Year-to-date, operations have provided $44.6 million, as compared to $15.4 million for the first nine months of last year, reflecting the much stronger market returns and hedging contributions for the lumber segment and the steady performance of the pulp segment. Net reforestation expense of $3.1 million is comparable to the same period last year, with the third quarter being our most active period for forest renewal activities. Changes in non-cash working capital contributed $3.0 million in the quarter as compared to $21.4 million in the previous quarter and $10.0 million in the same period last year.

As is typical in the third quarter, the draw-down of log inventories generated a significant contribution, $13.5 million, to working capital balances. Lumber inventories were largely flat quarter to quarter, but pulp inventories decreased due to the annual maintenance shutdown’s impact on production, contributing $2.9 million to working capital. A modest increase in operating supplies was offset by a reduction of similar value in prepaid expenses. Accounts receivable increased $9.0 million in the quarter, entirely related to an increase in the proportion of sales made into Asia, where longer payment terms apply. Accounts payable decreased in the quarter, using $11.1 million of working capital, of which $6.2 million was for normal trade payables and $4.9 million was associated with BEP project payables. Other changes to non-cash working capital reflected $3.4 million in unrealized gains on derivative contracts now exercised, and nearly $5 million in accrued financing expenses.

Investing activities in the quarter were dominated by $12.5 million in capital expenditures, of which $2.6 million represented regular segment spending, $10.2 million was spending on the BEP, and the balance was attributed to proceeds on disposal and interest on qualifying assets. The BEP expenditure was completely offset by $3.5 million in grant funds received in the period and a $6.7 million reduction in restricted cash associated with previously received grant funds. At period end, we had $0.6 million remaining in grant funds previously received and allocated as restricted cash, and a further $3.7 million in grant funds yet to be received.

Financing expenditures of $10.7 million in the quarter included payment of U.S.-dollar-denominated interest on our long-term debt, due October 1, 2013, but transferred before quarter end to ensure on-time payment, as well as payment of interest on the power purchase rights loans. Repayment of borrowings in the quarter was limited to principal payments on our power purchase rights loans. Reflected in both the second quarter and year-to-date postings was the repayment of the draw on our revolving credit facility that was made at the end of the first quarter and previously reported. Also included in financing expenditures was the payment of a previously declared dividend.

Liquidity and capital resources

We ended the quarter with $45.8 million in unrestricted cash and $0.6 million in restricted cash. We have nothing drawn against our $50 million revolving credit facility and have $3.7 million committed to standby letters of credit.

Based on our current level of operations, we believe that the existing cash balance and availability under our revolving credit facility will provide sufficient liquidity to meet operational cash draws, scheduled interest payments, long-term debt repayment, capital expenditures and working capital needs over the next twelve months. However, our future operating performance may be adversely affected by prevailing economic conditions and by currency, market and other factors, many of which are beyond our control.

Off-balance sheet arrangements

We had no material off-balance sheet arrangements, apart from the $3.7 million committed for standby letters of credit under our revolving credit facility and $0.2 million for a standby letter of credit for grant funding that is included in restricted cash and is secured by a term deposit

Research and development

We did not conduct significant research and development activities in the period, or any comparable periods.

Income taxes

Operating results for the quarter were subject to income tax at a statutory rate of 25%. The effective tax rate for the period varied significantly from the statutory rate, primarily as a result of the non-taxable portion of unrealized exchange gain on debt.

Outlook

Though we anticipate a normal, winter retrenchment in pricing next quarter, the general outlook for the lumber market remains positive, with price shifts associated with seasonal changes in building activity in the year ahead expected to overlay a general, secular upward trend. While uneven overseas demand and potential increases in supply, especially from operators in the U.S. southeast, may cause continued short-term pricing volatility in the quarters ahead, we do not expect prices to range as broadly as they have this year.

The pulp market has a less favourable outlook. We expect capacity additions, primarily in hardwood kraft production, to put significant downward pressure on the market in general, though less so on grades such as BCTMP, where end-use technical advantages should provide some price support. While benchmark hardwood kraft pricing is expected to decline sharply, starting in late 2013 or early 2014, we expect other grades, including our own products, to experience more moderate decreases. We would not expect to see pulp markets find a price floor and commence a recovery before late 2014, at the earliest.

Operationally, we expect output to continue at current levels through the balance of this year and into the next. Rising input costs, especially for fiber and energy, will exert ongoing pressure on operating earnings, and labour market constraints, especially competition from the oil and gas sector for skilled trades and professionals, will remain an issue.